UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Tacka               David W.
   100 Crystal A Drive


   Hershey, Pennsylvania  l7033
2. Issuer Name and Ticker or Trading Symbol
   Hershey Foods Corporation (HSY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   2/4/03
5. If Amendment, Date of Original (Month/Day/Year)
   02/04/03
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President, Corporate
   Controller & CAO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  02/03/03    A        179.0000      A  $65.56000                   D  Direct
Common Stock                                  02/03/03    F        179.0000      D  $65.56000    238.5743       D  Direct
Common Stock                                                                                     3,315.9800     I  401(k) Plan

Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Deferred Performance Share     $0.00000        02/03/03       A         2,296.0000                        (2)
Units (1)
Non-Qualified Stock Option     $64.50000       02/03/03       A         10,650.0000                       (4)          02/02/13
(right to buy) (3)

Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Deferred Performance Share     02/03/03  Common Stock                   2,296.0000                4,560.0000    D   Direct
Units (1)
Non-Qualified Stock Option     02/03/03  Common Stock                   10,650.0000               10,650.0000   D   Direct
(right to buy) (3)

Explanation of Responses:

(1)
Settlement of Performance Share Units granted on January 13, 2000, pursuant to the Hershey Foods Corporation Key Employee Incentive Plan. Settlement involved the deferral of the entire award, net of certain mandatory tax withholdings (179 shares), under the Corpor ation's Deferred Compensation Plan. Each deferred PSU is deemed equivalent in value to one share of the Corporation's Common Stock.
(2)
The reporting person has elected to have these units paid out in January 2006.
(3)
These options were granted under the Hershey Foods Corporation Key Employee Incentive Plan, and they have a stock withholding featur e which permits the withholding of shares of stock at the time of exercise to satisfy the grantee's income tax withholding rights.
(4)
Options vest according to the following schedule: 25% vest on the first anniversary of the grant date, an additional 25% vest on th e second anniversary of the grant date, an additional 25% vest on the third anniversary of the grant date, and the options become fu lly vested on the fourth anniversary of the grant date.

SIGNATURE OF REPORTING PERSON
/S/ Tacka ,  David W.
DATE 03/07/03